                                                                   Exhibit 4(t)

                  PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
                       (A Prudential Financial Company)
                            [213 WASHINGTON STREET
                           NEWARK, NEW JERSEY 07102]

                               (A Stock Company)

                        BENEFICIARY ANNUITY ENDORSEMENT

This Beneficiary Annuity Endorsement ("Endorsement") is made a part of your Annuity. For purposes of this Endorsement, certain provisions of your Annuity are amended as described below. If the terms of the Annuity and those of this Endorsement conflict the provisions of this Endorsement shall control. Except to the extent modified by this Endorsement, the provisions of your Annuity remain in effect. Capitalized terms used in this Endorsement that are not otherwise defined in this Endorsement are defined in your Annuity.

This Endorsement amends your Annuity to allow a Beneficial Owner (defined below) who receives a single payment of death proceeds from another annuity to allocate such death proceeds in an Annuity issued by us, rather than receive those proceeds in a lump sum. In doing so, the Beneficial Owner must take at least the required distributions calculated over the life expectancy of the Key Life (defined below) as required by law.

Rights and Designations

The following designations are subject to our rules and to various regulatory or statutory requirements depending on the use of the Annuity. Certain designations are required, as indicated below.

Beneficial Owner: The individual or trust that acquired an interest in the death benefit proceeds, referenced above, as a result of the death of the Decedent (defined below). We reserve the right to restrict the types of trusts that we accept, based on our rules. The Beneficial Owner is the individual or trust whose name follows the phrase "for the benefit of (FBO)" next to the Owner/Participant designation in the Schedule of your Annuity. In this Endorsement, the Beneficial Owner is also referred to as "you" or "your." We will accept only one Beneficial Owner under this Annuity.

You may exercise the rights, options and privileges granted in this Endorsement or permitted by us once this Endorsement is issued. This Endorsement and the Annuity to which it is attached are maintained for the exclusive benefit of you and any Successor. You may not sell, assign, discount or pledge this Annuity for a loan, as security for performance of an obligation or for any other purpose to any person. The requirements of this section shall not be deemed to preclude a transfer to a spouse or former spouse under a divorce or separation instrument to the extent permitted under applicable law.

Decedent: The person whose death triggered the payment of death proceeds of an annuity of which you are a beneficiary. The Decedent is the person whose name precedes the phrase "for the benefit of (FBO)" next to the Owner/Participant designation in the Schedule of your Annuity.

Key Life: The Key Life is the person whose life expectancy is used to determine payments under this Endorsement. The Key Life may not be changed. You may not name a contingent Key Life.

If the Beneficial Owner is an individual, the Key Life must be the Beneficial Owner (unless the death proceeds establishing this Annuity are transferred from another beneficiary annuity in which case the Key Life must be the same individual on whose life distributions were based under the prior beneficiary annuity). If the Beneficial Owner is a trust other than a grantor trust, the Key Life must be the oldest beneficiary designated under the trust agreement. If the Beneficial Owner is a grantor trust, the grantor must be the Key Life.

P-END-BENE(2/09) NY                  1

Successor: You may name one or more primary Successor(s) and contingent Successor(s). Unless you indicated that a prior choice was irrevocable, you may request to change Successor designations by sending a request In Writing. Such changes will be subject to our acceptance. If you make such a designation, upon the death of the Beneficial Owner (or Key Life, if the Beneficial Owner is a trust), ownership rights shall be transferred in equal shares to the survivors in the primary Successor class, unless you request otherwise In Writing. If there are no survivors in the primary Successor class, then ownership rights shall be transferred in equal shares to the survivors in the contingent Successor class, unless you request otherwise In Writing. The term "Successor" may be substituted by the term "Beneficiary" or "Contingent Beneficiary" in certain administrative forms and confirmation statements. If an estate is the Beneficial Owner, there is no death benefit payable under this Annuity and no Successors may be named.

Upon our receipt In Writing of due proof of death of the Beneficial Owner (or Key Life, if the Beneficial Owner is a trust) and all representations or administrative forms we require or which are mandated by applicable law or regulation, ownership rights to your Annuity are terminated, and the Successor(s) is entitled to the Death Benefit payable under this Annuity.

A Successor may elect to enter into a beneficiary settlement agreement we may offer; however, any remaining payments must continue to be calculated on the life expectancy of the Key Life. We reserve the right to issue one or more additional beneficiary settlement agreements we make available to the Successor(s) in order to facilitate the transfer of ownership rights. If we issue one or more beneficiary settlement agreements to the Successor(s), the death benefit, as described below in the provision entitled "Distributions," will be transferred to each new beneficiary settlement agreement in proportion to the Successor's ownership interest. Alternatively, the Death Benefit may be paid in a lump sum.

If any Successor dies with the Beneficial Owner (or Key Life, if the Beneficial Owner is a trust) in a common disaster, it must be proved to our satisfaction that the Key Life died first. Unless information provided indicates otherwise, the Annuity is treated as though the Successor died first.

Additional Terms: For the purposes of this Endorsement, "In Writing" also means "in Good Order."

Death Report Date: The Valuation Day coincident with or next following the day on which we have received (1) due proof of death of the Beneficial Owner (or Key Life, if the Beneficial Owner is a trust) and (2) a request In Writing for an election of a single sum payment or a beneficiary settlement agreement we may make available.

Purchase Payments Limitation: All contributions must be received in the form of a transfer of assets (i.e., 1035 exchange and as permitted under applicable sections of the Internal Revenue Code). Each Annuity will be permitted to receive exactly one Purchase Payment. There will be no consolidation of multiple contributions on or after the Issue Date, and no additional Purchase Payments can be made subsequent to the Issue Date.

In the event that a disbursing company issues a second check to represent additional interest on the initial death proceeds, we may apply the proceeds to the Annuity as an initial Purchase Payment, even if the funds are applied after the Issue Date. However, we reserve the right to not accept any proceeds received in our Office which interfere with our ability to begin distributions in compliance with applicable law.

Investment Options: The Investment Allocations and Transfer provisions of the Annuity to which this Endorsement attaches are applicable to you as the Beneficial Owner.

P-END-BENE(2/09) NY                  2

Distributions: You must begin payments within one year of the date of death of the Decedent and the payments must be distributed over a period not to exceed the life expectancy of the Key Life. Life expectancy is determined using the Single Life Table in Table 1 of IRS Publication 590 ("Table 1"). The amount distributed will be determined by taking the Account Value as of December 31 of the prior calendar year, divided by a factor as described below.

For any Key Life who is not the spouse of the Decedent, and by default for any Key Life who is the spouse of the Decedent who does not elect the calculation method described below, the factor will be that associated with the life expectancy of the Key Life based on his or her attained age during the calendar year in which distributions are required to begin. Payments for any subsequent calendar year shall be calculated based on such life expectancy reduced by one for each calendar year which has elapsed since the calendar year life expectancy was first calculated.

For any Key Life who is the spouse of the Decedent, you may elect to have the distribution amount recalculated every year using Table 1 based upon the current age of the Key Life.

You may elect a specific payment date and payment frequency we make available which may include annual, semi-annual, quarterly, and monthly payment options. If you do not elect a specific payment date, or if you elect a specified date beyond the one-year anniversary date of the death of the Decedent, we will process payments in compliance with applicable law. Unless you provide us with alternate instructions, each Required Distribution will be taken pro-rata from the allocation options you select. Your selection may be subject to any investment and/or withdrawal limitations applicable to any benefit or program in which you participate under the Annuity. However, the portion of any Required Distribution that can be taken from any Fixed Rate Options or Market Value Adjusted Fixed "MVA" Options may not exceed the then current ratio between your Account Value in all Fixed Rate Options or MVA Options you maintain and your total Account Value. The liquidity factor in the MVA formula shown in your Annuity is not applied to any portion of Required Distributions taken from MVA Options.

No contingent deferred sales charge is assessed against amounts withdrawn as part of a program designed to distribute Required Distributions over your life expectancy (or, other applicable measuring life), but only to the extent of the Required Distribution at the time it is taken. Contingent deferred sales charges may apply to additional amounts withdrawn. Amounts withdrawn as required distributions are considered to come first from the amounts available as a free withdrawal as of the date of the yearly calculation of the required distribution amount.

Surrender: Surrender of this Annuity is permitted. You must send your surrender request In Writing to our Office. The amount payable is the then current Surrender Value.

Annuitization: Because you have established this Annuity as a Beneficiary Annuity, you are not permitted to annuitize as described in your Annuity. Therefore, pursuant to this Endorsement, all references to and provisions related to annuitization in your Annuity are hereby deleted.

Owner Information: The Owner agrees to provide the Issuer with all information necessary to prepare any reports required by law, including but not limited to, federal and state tax reporting and withholding laws.

Spousal Continuation: Pursuant to this Endorsement, any spousal continuation provision of your Annuity is hereby deleted.

P-END-BENE(2/09) NY                  3

                                                  PRUCO LIFE INSURANCE COMPANY
                                                  OF NEW JERSEY

                                                      /s/ Thomas C. Castano
                                                  ------------------------------
                                                            Secretary

P-END-BENE(2/09) NY                  4